Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: The Walt Disney Co (DIS)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the

Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Walt Disney Co (DIS)
Vote Yes: Item 4 – Report on Assessing Systemic Climate Risk from

Retirement Plan Options

Annual Meeting: March 20, 2025

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request Disney publish a report disclosing how the Company is protecting plan beneficiaries — especially those with a longer investment time horizon — from increased future portfolio risk created by present-day investments in high-carbon companies.

SUMMARY

The economic consequences of climate change, both those already occurring and those that have yet to take place, threaten the savings of retirement plan beneficiaries, particularly those with retirement dates more than a decade out. The Disney 401(k) Plan, Disney Savings and Investment Plan, Disney Hourly Savings and Investment Plan, Disney Retirement Savings Plan, and other Company defined contribution plans with assets collectively held in the Disney Savings Plan Master Trust (the “Plan”) have investments which both create, and are subject to, growing systemic climate risk.

Extreme weather events are already causing harm to physical infrastructure; supply chain disruptions; reduced resource availability; stranded assets; and property devaluation. Disruptions are occurring in forests and ecosystems from which products are sourced, while farming is increasingly subject to droughts and flooding. The national insurance system is experiencing instability due to catastrophic, climate-related storms and fires and the ensuing nationwide insurance rate price increases and the decrease in availability of insurance protection in a growing number of locations. The lack of affordable insurance is already impairing home value and putting the mortgage system and local tax bases at risk. Science indicates that unchecked global warming will further destabilize economies at an increasing rate and decrease GDP, thus creating portfolio-wide consequences to employees’ retirement savings.

Because the physical, financial, and transition risks associated with a warming climate are expected to increase over time, if effective action is not taken to reduce emissions, younger plan beneficiaries with longer investment time horizons will face higher climate-related risks to their portfolios than beneficiaries closer to retirement. Younger employees cannot reduce this risk by investing their own retirement assets into a low carbon fund, since climate risk is generated by the Plan’s high carbon investments.

2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

This Proposal requests that Disney assess and report on what actions it is taking to address climate risk in the Company’s retirement options. The largest share of Disney workers’ retirement savings is invested in the Plan’s target date funds, a series of age-based funds which have significant exposure to high-carbon industries and industries that contribute to climate change and deforestation. A failure to adequately manage climate risk in the Plan, therefore, has the potential to harm beneficiaries, especially younger beneficiaries. This, in turn, may make it more difficult for Disney to attract and retain top talent, while also undermining the reputational benefits associated with the Company’s efforts to address its operational and supply-chain climate impacts.

Simply put, climate change threatens workers’ life savings. The responsible stewardship of employee retirement plans, then, demands active consideration of the Plan’s contribution to systemic climate risk to protect beneficiaries’ financial interests. Under federal law, the Board is charged with monitoring Plan fiduciaries “to ensure that their performance has been in compliance with . . . the needs of the plan.”1 Failure to account for the Plan’s contribution to systemic climate risk via its investments exacerbates the risks faced by tomorrow’s retirees, as those investments lock in climate change’s growing impacts. Disney must demonstrate that it is actively taking a role in safeguarding the financial security of all its employees over time by mitigating climate-related financial and economic risk as part of a prudently constructed lineup of funds.

RATIONALE FOR A YES VOTE

1.	Disney’s 401(k) Plan’s investments in high-carbon industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

2.	Disney’s contribution to climate risk through its retirement plan investments creates reputational risk which may make it difficult to attract and retain top talent.

3.	A failure to consider and address Disney’s contribution to systemic climate risk from its retirement plan violates its fiduciary obligation to manage its plan in the best interests of its beneficiaries.

DISCUSSION

According to recent analysis by As You Sow, the Disney Savings Plan Master Trust invests as much as $857 million in high-carbon industries.2 This constitutes over 6% of total assets in Plan fund options (excluding assets invested in the self-directed brokerage window). The Plan, in the aggregate, also invests more than $40 million in deforestation-risk agricultural commodities.3

1.	Disney’s 401(k) Plan’s investments in high-carbon industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

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1 https://www.law.cornell.edu/cfr/text/29/2509.75-8

2 https://investyourvalues.org/retirement-plans/disney

3 https://investyourvalues.org/retirement-plans/disney

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2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

The most popular Plan options are the BlackRock LifePath series, which collectively hold 41% of Plan assets.4 Target Date Funds (TDFs) are an attractive option for Plan administrators because they shift responsibility for reallocating the portfolio over time to the fund’s manager. However, according to one report, TDFs have a 16% higher weighted average carbon intensity compared to all sampled retirement plans.5 True to form, the BlackRock LifePath series funds invest significantly in carbon polluters.6

Such investments introduce climate risk into the Plan’s portfolio in mutually reinforcing ways. As the nonpartisan Government Accountability Office (GAO) explains, “Retirement plan investments are subject to both physical and transition risks from climate change.”7 The physical risks that climate change poses to both Disney and the global economy are well established, with climate-related damages already costing the global economy an estimated $16 million per hour.8 Physical risks include losses from the increased occurrence of catastrophic storms, floods, droughts, and wildfires, whether from direct impacts on physical infrastructure or from disruptions to supply chains and losses from the deleterious effect of intensifying climate impacts on a company’s operations over time. Transition risk, meanwhile, includes costs associated with a company’s failure to appropriately anticipate and plan for “the policy, legal, technology, and market changes needed to transition to a lower-carbon economy.”9

The present and future impacts of climate change can endanger the full range of beneficiaries’ retirement savings. Climate-related financial impacts are already increasing and a recent report calculated that climate change would result in a 19% decline in global GDP by 2050,10 equating to a $23 trillion reduction in the world economy by the year 2050.11 Global GDP declines will not wait until 2050; the impacts are already being felt at $16 million per hour and building.

Investments in high-carbon companies contribute to and lock in future climate impacts. High-carbon investments are thus likely to disproportionately impact younger employees who will not access retirement funds for decades because tax-deferred retirement vehicles like 401(k)s carry tax penalties that discourage participants from withdrawing funds prior to retirement. A 30-year-old worker contributing to their employer-offered defined-contribution plan can usually expect to have their funds invested for at least 30 years. As high-carbon investments increase systemic climate risk over time, retirement portfolios face the likelihood of diminishing returns, harming younger workers proportionally more than workers who will access retirement savings in the shorter term. It is unsurprising, therefore, that those with the most at stake — plan beneficiaries — overwhelmingly favor responsible management of climate risk in their retirement portfolios.12

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4 https://investyourvalues.org/retirement-plans/disney

5 https://iyv-charts.s3.us-west-2.amazonaws.com/files/U.S.+Retirement+Carbon+Footprint+Report.pdf

6 https://fossilfreefunds.org/fund/blackrock-lifepath-index-2050-fund/LIPKX/fossil-fuel-investments/FSUSA0BDPU/F00000MAPG

7 https://www.gao.gov/assets/gao-21-327.pdf, p.9-10

8 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/

9 https://www.gao.gov/assets/gao-21-327.pdf p.10

10 https://www.nature.com/articles/s41586-024-07219-0

11 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

12 See https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

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2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Many retirement plan fiduciaries rely on studies from investment consultants that minimize the expected costs of climate change. A recent analysis found that the economic studies behind many of the models used by consultants are inconsistent with science in quantifying the impacts of unmitigated or inadequately mitigated climate change.13 At a minimum, Disney has a fiduciary duty to assess the adequacy of climate-related studies used by its fiduciaries and the likely impact to its employee’s retirement of continuing to fund the climate crisis.

Other climate risk considerations include that high-carbon investments can be a risk in the short term. The GAO notes that investments in oil, coal, and gas could experience a decrease in annual returns of 9% through 2050 while, in comparison, annual returns in electric utilities could decline by about 3% over the same timetable.14 In fact, investing in renewable power stocks has beat a high-carbon strategy by more than threefold in the last decade.15

Plan fiduciaries have an opportunity now to better protect their employees’ life savings from growing climate risk, particularly those beneficiaries with longer investment time horizons.

2.	Disney’s contribution to climate risk through its retirement plan investments creates reputational risk which may make it difficult to attract and retain top talent.

Disney has had a long-term goal to achieve net zero greenhouse gas (GHG) emissions from direct operations.16 The Plan’s carbon-intense investments, however, directly undermine this commitment and risk the Company’s climate reputation.

In a competitive employee retention and recruitment landscape, companies are identifying new ways to engage and retain top talent by appealing to the interest of the workforce. A recent Deloitte study found that 27 percent of U.S. workers said they will consider a firm's position on sustainability before accepting a job.17 For companies attempting to retain top talent, 40% of respondents in a 2022 Schroders study said that when an ESG investment option is added to a defined contribution plan it improves how they view their employer.18 The study also found that nearly three-in-four plan participants (74%) said they would or might increase their overall contribution rate if offered ESG options.

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13 https://carbontracker.org/reports/loading-the-dice-against-pensions/

14 https://www.gao.gov/assets/gao-21-327.pdf, p.13

15 https://www.bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg

16 https://impact.disney.com/environmental-sustainability/environmental-goals/

17 https://www2.deloitte.com/us/en/insights/environmental-social-governance/importance-of-sustainability-to-employees.html

18 https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

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2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Disney must begin addressing its 401(k) Plan’s continued contribution to climate change risk or negatively impact its reputation, its Plan returns, its employees’ future financial security, employee recruitment and retention, and consumer retention.

3.	A failure to consider and address Disney’s contribution to systemic climate risk from its retirement plan violates its fiduciary obligation to manage its plan in the best interests of its beneficiaries.

Disney’s own operational climate goals make it clear that it considers climate risk to be material, and the law requires consideration of material risk. The Company’s failure to properly manage climate risk, by mitigating its investments in high-carbon industries, puts it in jeopardy of not managing its Plan in the best interest of Plan beneficiaries. Carbon-intense investments create risk and may sacrifice value. As New York Comptroller Thomas DiNapoli explained when announcing the state’s plan to enforce a carbon-neutrality mandate, “[I]nvesting for the low-carbon future is essential to protect the fund’s long-term value.”19 As climate-related impacts increase, harm to plan value is no longer in the long term, it is already occurring.

According to a report from the U.S. Commodity Futures Trading Commission, an independent federal agency, issued in September 2020: “Fiduciary duty requires the assessment of material risks and the management of these risks on behalf of stakeholders in keeping with their stated long-term goals, and climate risk is increasingly being recognized as one such risk.”20

Federal law supports addressing material climate risk in retirement plans. The Department of Labor’s regulations under the Employee Retirement Income Security Act (ERISA) empower plan fiduciaries to safeguard the savings of America's workers. The rule makes clear that “a fiduciary's duty of prudence must be based on factors that the fiduciary reasonably determines are relevant to a risk and return analysis and that such factors may include the economic effects of climate change.”21 In short, this rule confirms the authority of plan administrators to consider climate change as a risk factor when selecting plan investment options, including default options, since climate change will impact Plan financial returns. By failing to address climate risk to the Plan’s full range of beneficiaries, the Company exposes itself to potential legal liability.

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19 https://content.govdelivery.com/accounts/NYOSC/bulletins/2b0442d

20 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf (emphasis added)

21 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

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2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Importantly, plan fiduciaries and beneficiaries do not need to choose between maximizing returns and managing climate risk.22 Assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk. Indeed, Disney employees may already be experiencing the financial costs of climate risk in their portfolios: a recent report from the University of Waterloo and As You Sow, released in April 2024, analyzed the 10-year time period ending December 31, 2023, and found employees from 12 tech-sector companies could have earned an estimated $5.1 billion in additional returns had their employers moved to decarbonize their retirement plan holdings 10 years ago.23 Because the majority of retirement plans in the U.S. are structured similarly to the retirement plans included in this study, these findings likely hold true for other employer-sponsored 401(k) plans. These findings follow an earlier analysis from researchers at the University of Waterloo looking at the cumulative returns of six major U.S. pension funds, estimating that plan participants would have been $21 billion richer, with returns on their investments 13% higher on average over 10 years (from 2013–2022), had they excluded fossil fuels.24 Other researchers have found similar impacts on passively invested index funds.25 The majority of Disney 401(k) Plan assets are in index funds or index-based target date funds that are not integrating climate risk as a metric in managing portfolio investments.

A recent Bloomberg report notes that, as of September 2022, 1,500 institutions, representing more than $40 trillion in assets, had committed to reducing exposure to investments in high-carbon industries.26 These include commitments to sell billions of dollars of high carbon holdings from prominent employee retirement funds in New York City, Maine, and New York state.27 The University of California Retirement Savings Program, which holds $168 billion in assets under management for more than 300,000 participants, has also stated an intent to sell existing holdings and make no future investments in high-carbon industries, citing “long term financial risk” and the expectation that this decision will “have a positive financial and risk-reducing impact on fund performance in the long run.”28 In October 2022, the Chicago Public School Teachers’ Pension & Retirement Fund, which has about 5% of its portfolio invested in fossil fuel industries, announced its plan to sell holdings in high-carbon industries.29 These plans operate under basically the same fiduciary obligations as does the Board—their decisions to actively manage and mitigate climate risk demonstrates that doing so does not run counter to, but rather promotes, the Plan sponsor’s fiduciary duties

RESPONSE TO DISNEY’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s statement in opposition to the Proposal is unpersuasive.

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22 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2699610

23 https://www.asyousow.org/reports/the-impact-of-energy-sector-investments-on-the-financial-value-of-tech-401ks

24 https://stand.earth/press-releases/waterloo-pensions-report-2023/

25 https://ieefa.org/resources/passive-investing-warming-world

26 https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

27 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-announce-successful-3-billion-divestment-from-fossil-fuels/; https://www.reuters.com/business/sustainable-business/new-maine-law-marks-us-first-fossil-fuel-divestment-2021-06-17/; https://www.nytimes.com/2020/12/09/nyregion/new-york-pension-fossil-fuels.html

28 https://ucnet.universityofcalifornia.edu/employee-news/uc-retirement-savings-program-fund-menu-to-remove-companies-that-own-fossil-fuel-reserves/

29 https://ctpf.org/news/chicago-teachers-pension-fund-ctpf-commits-divestiture-fossil-fuel-holdings-andor-investing

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2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

“Our 401(k) retirement savings plans provide participants a wide range of investment options to promote various return objectives and risk tolerances, including an option designed to provide investment results approximating the overall performance of the securities included in the MSCI World ESG Leaders Index.”

The existence of a diverse array of investment options is irrelevant to the Proposal, which seeks to understand how the Company is protecting plan beneficiaries from increased future portfolio risk from the Plan’s investments in high carbon companies. Present-day investments in high-carbon companies occur across all Disney’s Plan options, including the target date funds that account for nearly 41% of Plan assets. The Company’s reference to a single ESG option does not negate the need to assess systemic climate-related financial risks across the broader plan, nor the need for transparency about how the Company is assessing and addressing these risks. Employees cannot make informed investment decisions if climate-related risks are not disclosed.

As importantly, individuals cannot avoid, by individually investing their own portfolios sustainably, the climate risk that Disney is building into the system with its Plan investments. The Plan’s much larger investment in high carbon companies increases systemic climate risk, impacting future retirement fund value. Individual employees cannot avoid this harm no matter how they invest.

“ERISA requires that fiduciaries select investments and investment options solely in the interest of plan participants and beneficiaries.”

Climate risk is material risk. The Department of Labor has explicitly identified the economic effects of climate change as a legitimate subject of fiduciary attention when managing retirement plans. The prevalence of climate-risk mitigation strategies among institutional asset owners, including managers of defined contribution plans similar to the Company’s 401(k) Plans, demonstrates that there is no conflict between fiduciary duty and climate-risk mitigation. In fact, the risk to fiduciaries is in failing to consider climate change and the potentially dramatic financial risk it creates to Plan beneficiaries.

The Proposal requests that the Board report on how the Company is protecting plan beneficiaries — especially those with a longer investment time horizon — from increased future portfolio risk created by present-day investments in high-carbon companies. It does not request that the Plan fiduciary “sacrifice the interests of participants” or “take on additional investment risk.” Assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk for its beneficiaries.

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2025 Proxy Memo The Walt Disney Co | Report on Assessing Systemic Climate Risk from Retirement Plan Options

“We do not believe a report on this matter would be a valuable use of Company time and resources, nor enhance long-term shareholder value.”

The Company’s failure to properly manage climate risk constitutes a failure to manage its Plan in the best interest of the Plan’s beneficiaries, which could expose the Company to potential legal liability. The costs and resources associated with producing the requested report, versus the costs associated with potential litigation, is worth careful consideration by the Company.

CONCLUSION

The wide-ranging impacts of climate change will have portfolio-wide consequences to employees saving for retirement. Disney’s failure to adequately manage climate risk in its retirement plan has the potential to harm beneficiaries, especially younger beneficiaries. This, in turn, may make it more difficult for Disney to attract and retain top talent, while also undermining the reputational benefits associated with the Company’s efforts to address its operational and supply-chain climate impacts. Failing to address climate risk to the Plan’s full range of beneficiaries also exposes Disney to potential legal liability for failure to meet its fiduciary duty to plan participants.

Vote “Yes” on this Shareholder Proposal 4.

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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